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                            May 13, 2021

       John Hartung
       Chief Financial Officer
       Chipotle Mexican Grill, Inc.
       610 Newport Center Drive, Suite 1300
       Newport Beach, CA 92660

                                                        Re: Chipotle Mexican
Grill, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K dated
April 21, 2021
                                                            File No. 001-32731

       Dear Mr. Hartung:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Item 2.02 Form 8-K dated April 21, 2021

       Exhibit 99.1, page 1

   1.                                                   Your presentation of
restaurant level operating margin excluding general and
                                                        administration
expenses, depreciation and amortization, and pre-operating costs appears to be a non-GAAP financial
measure. Please revise your disclosure to:

                                                              Provide the
non-GAAP disclosures required in Item 10(e)(1)(i) of Regulation S-K.
                                                            Your restaurant
level operating margin should be reconciled to income from
                                                            operations as
presented in your consolidated statements of income.
                                                              Present the most
directly comparable GAAP operating margin with equal or greater prominence to this
non-GAAP measure on page 1. Refer to Item 10(e)(1)(i)(A) of
                                                            Regulation S-K.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Hartung
Chipotle Mexican Grill, Inc.
May 13, 2021
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have questions.



FirstName LastNameJohn Hartung                          Sincerely,
Comapany NameChipotle Mexican Grill, Inc.
                                                        Division of Corporation
Finance
May 13, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName